Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

November 15, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes, Tim Buchmiller, Eric Atallah, and Lynn Dicker

Re:	PowerUp Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 24, 2024
File No. 333-281991

Dear Mr. Howes, Mr. Buchmiller, Mr. Atallah and Ms. Dicker:

This response letter (this “Response”) is submitted on behalf of PowerUp Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated November 7, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on October 24, 2024. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Please clarify, if true, that the $1,000,000 owed by PowerUp to the Sponsor under the promissory note fee agreement relates to the Sponsor loaning $2,000,000 to PowerUp’s former target company via a convertible promissory note.

Response: In response the Staff’s comments, the Company has revised its disclosures on the cover page of Amendment No. 2.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 2

Questions and Answers for Shareholders of PowerUp

Q: What conditions must be satisfied to complete the Business Combination?, page 26

2.	Please explain how the parties will be able to waive the condition requiring waiting out the applicable period under the Hart-Scott-Rodino Act or revise to clarify that this condition will not be waivable.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 26 and elsewhere throughout Amendment No. 2.

Summary of the Proxy Statement/Prospectus

Aspire, page 36

3.	We note your response to prior comment 11. Please revise here, and in the “Information about Aspire” section, to clearly state the current development status of your Instaprin candidate. In your revisions, please also discuss what developmental and regulatory steps you will need to take prior to commercialization of this candidate, such as clinical trials that will need to be completed or submissions with the FDA or comparable foreign regulators. Provide similar disclosure for other material product candidates you currently have in development.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 and elsewhere throughout Amendment No. 2.

4.	We note your response to prior comment 12 and reissue in part. Please further revise to provide support for your statement that Instaprin will have “no harmful impact on the gastric system” or its mucous membrane. Alternatively, revise to clarify that these are aspirational statements that represent the beliefs of Aspire’s management.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 2. Further, the Company respectfully advises the Staff that Aspire’s management believes that Instaprin, by virtue of sublingual mode of administration, provides an additional health benefit of minimizing gastrointestinal intolerance or direct irritation on the gastric tract because sublingually administered Instaprin bypasses the gastrointestinal system entirely, going from the sublingual tissues directly into the bloodstream. Once in the bloodstream, sublingually administered Instaprin can indirectly affect the gastric system only through systemic circulation.

5.	We note your revisions in response to prior comment 13. Please further revise your disclosure in this section to clarify, if true, that you intend to rely upon third-party studies confirming the safety of Aspirin for your 505(b)(2) application as opposed to the “history of safety” of your Instaprin candidate. Please also disclose here if your Instaprin candidate has been tested in any clinical trials. Please also clarify if the “history of safety” refers to doses of aspirin that are similar to your proposed prescription strength product candidate or revise as appropriate.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 36 of Amendment No. 2. Further, the Company respectfully advises the Staff that Aspire intends to rely on the voluminous scientific literature regarding the safety of aspirin. Aspire’s Instaprin product was tested in a limited clinical trial that began on March 1, 2019, with good results. Aspire’s dosing of its prescription products follows the standard, FDA-approved doses of 82 mg and 325 mg (which are both available currently over-the-counter).

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 3

PowerUp Sponsor, page 37

6.	We note your revised disclosure in response to prior comment 15. Where you have disclosed the number of shares of stock exercising redemption rights in connection with the disclosed extensions, please further revise to provide context so that investors can understand the redemption levels associated with such extensions.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 37 of Amendment No. 2.

Dilution, page 45

7.	Please revise your dilution table to also give effect to all material probable transactions such as the Working Capital Loans and the related issuance of the Working Capital Loan Shares. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience such as the issuance of shares upon the exercise of the private placement warrants issued to the Original Sponsor and the Current Sponsor. Refer to Item 1604(c) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 45 of Amendment No. 2.

Timeline of the Business Combination Negotiations with Aspire, page 141

8.	We note your response to prior comment 23. Please revise this section to clearly state that no other new targets were considered by PowerUp following the decision to terminate the prior business combination agreement entered into with Candidate One, as you have stated in your response.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 2.

9.	We note your disclosure here stating that the implied market value of the combined company was assumed to be $350 million in the letter of intent between PowerUp and Aspire. We also note disclosure on the cover page stating that the implied enterprise value of Aspire at the time of signing the Business Combination Agreement was $789 million. Please revise to discuss the negotiations related to the valuation of Aspire between the parties and explain any changes to this valuation from the initial letter of intent and revise to make clear the reason for any differences in the implied market value of the combined company versus the implied enterprise value.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 141 of Amendment No. 2. Further, the Company respectfully advises the Staff that the $350 million implied market value was a negotiated amount by which merger consideration was to be calculated. This negotiated amount was the minimum amount Aspire was willing to accept to execute the Business Combination Agreement and move forward with the Business Combination. That negotiated figure is independent from the $789 million implied enterprise value derived from the valuation set forth in the fairness opinion. The difference in the figures simply indicates that actual value of Aspire may be significantly higher than the negotiated purchase price (referred to as the implied market value by the parties).

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 4

Opinion of Financial Advisor to PowerUp, page 145

10.	We note your revised disclosure here and elsewhere in response to prior comment 27 that the fairness opinion is being disclosed to shareholders for “informational purposes only.” Please either revise this disclosure and the fairness opinion itself to remove these statements or disclose the legal basis for your and KPSN’s belief that shareholders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on the rights and responsibilities of PowerUp’s board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either KPSN or PowerUp’s board under the federal securities laws.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 41 and 145 of Amendment No. 2. Further, the Company has included the revised fairness opinion.

Guideline Public Company Method Cross-Check, page 148

11.	We note your response to prior comment 29. Please revise to further discuss how KPSN considered the differing stages of operations when comparing Aspire Biopharma to the companies listed under the “Market Leader and Established Track Record” heading. For example, explain if any adjustments to the final enterprise value were made based on the fact that Aspire does not yet have any products approved for commercial sale.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 148 of Amendment No. 2.

Projected Financial Information, page 149

12.	We note your response to prior comment 30 and reissue in part. Please further revise to explain why you believe you will begin to generate revenue from product sales and licensing revenue in 2025 given that you currently have no products approved for commercial sale and have not entered into any licensing agreements at this time. In addition, please indicate when you have assumed that Aspirin, OTC will receive OTC monograph approval from the FDA for purposes of the financial projections.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 149 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 201

13.	We note from your revised disclosure in response to comment 35 that the Subscription Agreement provision calls for the repayment of the Subscription Agreement Loan by PowerUp upon closing. Please explain why this does not result in a reduction to your cash and cash equivalents.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the $2.5 million in subscription agreements is a reduction in cash in adjustment number 2 to the Unaudited Pro Forma Condensed Combined Balance Sheet and is the principal value of the loan to be repaid. The $2.4 million is taken to Retained Earnings because it is the fair value of the stock received for the subscription agreements.

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 5

14.	We note from your revised disclosure in response to comment 36 that shares of New Aspire Common Stock issued are being accounted for as a debt extinguishment. Please explain why this transaction is being accounted for as a debt extinguishment and cite the authoritative accounting literature that supports your accounting.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the shares of New Aspire Common Stock issued are being accounted for as a debt extinguishment in accordance with ASC 405-20-40-1, which provides guidance on when the reporting entity should derecognize a liability (in this case payment of working capital loans with cash and equity shares), and ASC 470-50-40-2, which provides guidance on how to calculate a gain or loss on debt extinguishment. Additionally, the Company has revised its disclosures on page 202 of Amendment No. 2 to cite this authoritative accounting literature.

Information about PowerUp

Directors and Executive Officers, page 206

15.	We note your revised disclosure in response to prior comment 37. Please further revise to more specifically describe the fiduciary duties of each officer and director of PowerUp to other companies to which they have fiduciary duties. Ensure you make clear which entities the directors and officers currently have such duties. Refer to Item 1603(c) of Regulation S-K.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 208 of Amendment No. 2.

Asset Purchase Agreement (“APA”) with Instaprin Pharmaceuticals Inc., page 215

16.	We note your disclosure that, on March 28, 2022, Aspire acquired all of the intellectual property of Instaprin Pharmaceuticals including patent applications (including Patent Application No. 62/794141) filed with the United States Patent and Trademark Office on January 18, 2019, and trademarks (including the “Instaprin” Trademark Serial No. 86274378). We also note from your disclosure in the table on page 217 that U.S. Patent Application No. 62/794141 has “expired” and that the “Instaprin” Trademark Serial No. 86274378 is “dead.” Please disclose when the acquired patent application was considered expired and the acquired trademark was considered dead. If the patent application expired or the trademark died prior to the closing of the Asset Purchase Agreement on March 28, 2022, please clarify the business purposes for the asset acquisition. If the patent application expired or the trademark was considered dead after the closing date of the Asset Purchase Agreement, please disclose why Aspire did not pursue these intellectual property rights and include risk factor disclosure as appropriate.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 216 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 6

Information About Aspire

Our Products, page 215

17.	Please revise to briefly discuss the material aspects of the anticipated trial design for your planned clinical trials of Instaprin, such as number of participants and endpoints. Please also discuss what you mean by a Challenge Study and discuss what that study will entail.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 215 of Amendment No. 2.

Government/Regulatory Approval and Compliance, page 217

18.	We note the disclosure that “counsel believes that the FDA would consider and even welcome a filing that is sufficient to support this novel mode of administration of certain aspirin products” and that “Counsel has also advised that the FDA would consider fast-track approval under 501(b)(2).” To the extent you are attributing this disclosure to counsel, please file the consent of such counsel as an exhibit or revise the disclosure as appropriate. See Securities Act Rule 436.

Response: In response the Staff’s comments, the Company has filed a consent of counsel as Exhibit 23.5 to Amendment No. 2.

Licensure and Regulation of Drug Products in the United States, page 217

19.	We note your response to prior comment 48. We also continue to note risk factor disclosure on page 67 stating that the regulatory approval process is “unproven” for Aspire’s product candidates. Please revise here to explain why the regulatory process is “unproven” for your product candidates.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 67 of Amendment No. 2.

Management of New Aspire following the Business Combination

Executive Officers and Directors After the Business Combination, page 226

20.	We note your response to prior comment 50 and reissue. Please briefly describe the business experience, including principal occupations and employment during the past five years, of each director or executive officer named in this section. Refer to Item 401(e) of Regulation S-K for guidance.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 226 and 227 of Amendment No. 2.

Promissory Note Fee Agreement, page 239

21.	We note your disclosure that PowerUp agreed to pay the Sponsor a modified promissory note fee of $1,000,000 (the “Modified Promissory Note Fee”) upon the successful closing of the Business Combination between PowerUp and Aspire. Please clarify if this amount is in addition to any amounts that the Sponsor may receive in satisfaction for the amounts owned to the Sponsor under the Visiox Promissory Note.

Response: In response the Staff’s comments, the Company has revised its disclosures on page 239 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance November 15, 2024 Page 7

Aspire Biopharma, Inc. Financial Statements

Note 7 - Intsaprin Acquisition, page F-58

22.	We note from your responses to comments 57 through 60 that your purchase price for the acquisition of Instaprin’s intangible assets was negotiated with the SEC and the SEC agreed to a contingent payment obligation pursuant to your Asset Purchase Agreement with Instaprin. Given that the Asset Purchase Agreement was between Aspire Biopharama and Instaprin, it is unclear how you concluded that the purchase price was negotiated with the SEC and represents an appropriate fair value for the assets received. Please file as an exhibit to your filing any agreement you have executed with the SEC regarding the purchase price of Instaprin. Alternatively, if you merely agreed to make payments to the SEC on behalf of Instaprin, please revise your disclosures accordingly.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that Aspire agrees with the Staff’s analysis. Aspire negotiated the purchase price directly with Instaprin, with both parties approving the transaction terms, including Instaprin’s shareholders. Instaprin’s counsel informed the SEC’s enforcement staff, who raised no objections to the transaction. Aspire and Instaprin established a royalty amount to satisfy Instaprin’s obligation, aligning with the SEC’s settlement amount of $3,844,982, alongside shares issued by Aspire to Instaprin’s shareholders. However, Aspire would like to clarify that there was no direct negotiation with the SEC regarding the purchase price; rather, Aspire arranged for payments based on Instaprin’s obligations under the SEC settlement. Aspire has revised its disclosures to clarify these points and to correct any ambiguity regarding Aspire’s involvement with the SEC in the determination of purchase price.

23.	Additionally, we note that a valuation of assets acquired was not performed at the time of the asset acquisition or in any subsequent periods after the acquisition. We further note that you assigned a fair value to the assets acquired of $3,844,982, which was based on an SEC settlement with the defendants for the disgorgement of their profits from their violations of securities laws. Please address the following:

●	Explain how you concluded that the fair value of assets acquired was equal to the judgement against the defendants. Address how such valuation represents the price that would be received in an orderly transaction between market participants. Refer to the fair value and market participant definitions in ASC 805¬10-20. Revise your related disclosures as necessary.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that Aspire recognizes that ASC 805-10-20 defines fair value as the price received in an orderly transaction between market participants at the measurement date. Aspire concluded that the fair value of the acquired assets equates to the SEC settlement amount, as this reflected an arms-length agreement between Aspire and Instaprin. The purchase price, calculated based on the disgorgement figure ($3,844,982) in the SEC’s judgment, was intended to represent the compensation deemed fair by both Aspire and Instaprin for the assets transferred. However, to ensure clarity and compliance with ASC guidelines, Aspire has updated its disclosures to distinguish that this valuation basis was unique to the circumstances surrounding the acquisition rather than a traditional market valuation.

Aspire acknowledges that the initial valuation was based on the SEC settlement amount. However, upon further consideration and to ensure full compliance with ASC 805 and ASC 820, Aspire has conducted a more comprehensive fair value assessment of the acquired intangible assets. This assessment adheres to the fair value hierarchy and market participant perspective as outlined in ASC 820. Aspire’s revised approach includes the following key elements:

1. Market Participant Perspective: Aspire evaluated the SEC settlement amount as a Level 2 input within the fair value hierarchy, considering it reflective of a price that market participants would use in an orderly transaction. This amount represents not just a legal settlement, but an indicator of the assets’ economic value in the market.

2. Multiple Valuation Techniques: To supplement Aspire’s initial valuation, Aspire employed additional valuation methods, including:

a) Market approach: Comparing the acquired assets to similar transactions in the biotechnology sector.

b) Income approach: Projecting future cash flows expected from the utilization of these assets in our operations.

3. Sensitivity Analysis: Aspire conducted a sensitivity analysis to understand how changes in key assumptions would affect the fair value measurement.

●	Explain how you determined the fair values of these intangible assets and clarify how those values are supportable and recoverable. Explain to us the procedures you conducted pursuant to ASC 805-50-30-3 in ensuring that you appropriately identified and valued the acquired intangible assets, revising your applicable disclosures accordingly.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the fair values of the acquired intangible assets were assessed based on the negotiated settlement value. Pursuant to ASC 805-50-30-3, Aspire identified intangible assets based on their potential future economic benefits, assessing that the value was supportable given the contractual commitment to utilize the technology and related assets within Aspire’s strategic objectives. This valuation incorporated both the direct payment and share issuance, aligning with fair value recognition principles by providing a monetary basis and stockholder approval. Aspire has revised its disclosures to reflect the specific factors considered in determining fair value and to support recoverability, including references to any valuation adjustments related to the assets’ projected economic benefit.

●	In periods after the asset acquisition, tell us and revise your disclosures to explain how you determined whether there was any impairment of any of the intangible assets acquired. Revise to identify and explain the procedures you conducted pursuant to ASC 350-30-35 to test for the potential impairment of any acquired intangible assets, and disclose the dates of such impairment testing.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that every calendar year-end after the acquisition, Aspire conducted impairment testing in accordance with ASC 350-30-35. Aspire evaluated the intangible assets’ carrying values annually or when indicators of impairment were identified. Testing involved assessing both qualitative factors (e.g., changes in market conditions or operational projections) and quantitative analyses to estimate recoverable amounts. Aspire has enhanced its disclosures to outline the dates and specific impairment testing procedures, ensuring transparency in our approach to measuring any potential impairment, consistent with ASC 350 requirements.

*      *      *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.